# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C.  20549**

# FORM 8-K
# CURRENT REPORT

**Pursuant to Section 13 or 15(d) of**
**The Securities Exchange Act of 1934**

**April 26, 2006**
(Date of Report, date of earliest event reported)

# Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

**1-14035**
(Commission File Number)

| | |
|---|---|
| **NEVADA** | **91-1826900** |
| (State or other jurisdiction of incorporation) | (I.R.S. Employer Identification No.) |
| **10201 Main Street, Houston, Texas** | **77025** |
| (Address of principal executive offices) | (Zip Code) |

**(800) 579-2302**
(Registrant's telephone number, including area code)

**Not Applicable**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01.    Other Events.**

**Stage Stores to Present at the Lehman Brothers Ninth Annual Retail Seminar**

On April 26, 2006, Stage Stores, Inc. issued a news release announcing that management will make a presentation at the Lehman Brothers Ninth Annual Retail Seminar  on Tuesday, May 2, 2006, at 11:15 a.m. Eastern Time.  The conference is being held at The St. Regis Hotel in New York City.  A copy of the news release is attached to this Form 8-K as Exhibit 99.

**Item 9.01.    Financial Statements and Exhibits.**

(c)  Exhibits.

99      News Release issued by Stage Stores, Inc. on April 26, 2006 announcing that management will make a presentation at the Lehman Brothers Ninth Annual Retail Seminar.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**STAGE STORES, INC.**

April 27, 2006                                              /s/ Michael E. McCreery
   (Date)                                                      Michael E. McCreery
                                                                   Executive Vice President and
                                                                   Chief Financial Officer